MAIN PLACE FUNDING, LLC
                             100 North Tryon Street
                               Charlotte, NC 28255



March 26, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Main Place Funding, LLC - Withdrawal of Post-Effective Amendment No. 3 to the Registration Statement on Form S-3 (File No. 33-82040) (the "Post-Effective Amendment")

Ladies and Gentlemen:

Main Place Funding, LLC (the "Company") requests that the above-referenced Post-Effective Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act").

The Post-Effective Amendment was filed on January 6, 1999 following the succession by merger of the Company to Main Place Real Estate Investment Trust ("Main Place REIT"). The Company filed the Post-Effective Amendment in order to adopt Main Place REIT's shelf registration statement as its own. Subsequent to the filing of the Post-Effective Amendment, the Company decided to file a new shelf registration statement on Form S-3 with respect to the issuance in series of mortgage-backed bonds. The prospectus contained in the new shelf registration statement (which will contain the legend contemplated by Rule 429 under the Act) will update Part I of the existing shelf registration statement to reflect compliance with Rule 421 under the Act and will describe the succession by the Company to the business of Main Place REIT. The new registration statement will also serve as a post-effective amendment to the prior registration statement, pursuant to which the Company will adopt the prior registration statement in accordance with Rule 414 under the Act. No new securities will be issued under the existing shelf registration statement unless and until the new shelf registration statement is declared effective. Therefore, the Company wishes to withdraw the Post-Effective Amendment because the need for it no longer exists.

If you have any questions regarding this withdrawal request, please contact the undersigned at 704-386-5972.

Very truly yours,

/s/ John E. Mack

John E. Mack, President


cc:   Mark W. Green, Esq.
      Assistant Director
      Division of Corporate Finance